

August 24, 2011

<u>Via E-mail</u>
David Duncan
Chief Executive Officer
Blackbox Semiconductor, Inc.
1462 Erie Boulevard
Schenectady, New York 12305

> **Re: Blackbox Semiconductor, Inc.**
> **Form 8-K**
> **Filed August 18, 2011**
> **File No. 0-52982**

Dear Mr. Duncan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01</u>

1. Please tell us why the date of Peterson Sullivan LLP's audit report as disclosed in the fifth paragraph is subsequent to the dismissal date of June 3, 2011.

<u>Exhibit 99</u>

2. It appears that pursuant to Item 8.04(b) of Regulation S-X you must update your filing to include interim financial statements of the acquired entity, BlackBox Semiconductor, Inc. (Delaware), for the period ended March 31, 2011. Please revise.

3. We note that you have not included financial statements for the acquirer, BlackBox Semiconductor, Inc. (Nevada), nor have you identified the filing(s) in which that disclosure is included pursuant to the guidance contained in Item 9.01(c) of Form 8-K. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief